Exhibit (a)(5)(v)

COMPUCREDIT HOLDINGS CORPORATION

ANNOUNCES UPDATED RESULTS OF TENDER OFFER

TO PURCHASE UP TO 13,125,000 SHARES

OF ITS COMMON STOCK

ATLANTA, GA, April 20, 2011 — CompuCredit Holdings Corporation (NASDAQ: CCRT) (“CompuCredit”) today announced revised results of its tender offer to purchase up to 13,125,000 shares of its outstanding common stock, no par value per share (the “Common Stock”), at a purchase price of $8.00 per share. The tender offer expired at 11:59 p.m., New York City time, on April 11, 2011 (the “Expiration Date”).

Based on the count by American Stock Transfer & Trust Company, LLC, the Depositary for the tender offer, CompuCredit previously reported that 35,832,972 shares of Common Stock were validly tendered and not withdrawn in the tender offer and that the final proration factor was 36.6%. The Depositary has determined and informed CompuCredit that, due to an error in the calculation of shares tendered, 36,252,972 shares of Common Stock were validly tendered and not withdrawn in the tender offer and the final proration factor is 36.2%. This does not affect the number of shares accepted for purchase in connection with the tender offer.

In accordance with the terms and conditions of the tender offer and based on the count by the Depositary, CompuCredit has accepted for payment 13,125,000 shares of Common Stock, representing approximately 34.5% of the shares of Common Stock outstanding, at a purchase price of $8.00 per share, for a total cost of approximately $105.0 million, excluding fees and other expenses in connection with the tender offer. The Depositary will promptly issue payment for the shares validly tendered and accepted for purchase and will return all other shares tendered.

American Stock Transfer & Trust Company, LLC served as Depositary for the tender offer and Morrow & Co., LLC served as Information Agent for the tender offer. Questions regarding the tender offer may be directed to the Information Agent at (800) 607-0088 (toll free) and (800) 662-5200 (for banks and brokerage firms).

About CompuCredit

CompuCredit is a specialty finance company and marketer of branded credit cards and related financial services. CompuCredit provides these services to consumers who are underserved by traditional financial institutions. Through corporate and affinity contributions focused on the underserved and un-banked communities, CompuCredit also uses its financial resources and volunteer efforts to address the numerous challenges affecting its customers. For more information about CompuCredit, visit www.CompuCredit.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements. These statements are based on current expectations, estimates and projections about the industry and markets in which CompuCredit operates, management’s beliefs, and assumptions made by management. It is important to note that CompuCredit’s actual results could differ materially from those projected in such forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Reference is made to CompuCredit’s regulatory filings with the Securities and Exchange Commission for information or factors that may impact CompuCredit’s performance.